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                                         Filed by Westport Resources Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934

                                         Subject Company:  Belco Oil & Gas Corp.
                                                 Commission File No.:  001-14256

The following press release was made by Westport Resources Corporation on August 3, 2001.

WESTPORT RESOURCES CORPORATION TO PARTICIPATE IN COLORADO OIL & GAS ASSOCIATION ROCKY MOUNTAIN NATURAL GAS INVESTMENT FORUM

DENVER, August 3, 2001. Westport Resources Corporation (NYSE:WRC) today announced that it will make a presentation to the attendees of the Rocky Mountain Natural Gas Investment Forum sponsored by the Colorado Oil & Gas Association at 11:15 a.m. (MDT) on Wednesday, August 8, 2001. Donald D. Wolf, Chairman and CEO, will discuss Westport's 2001 activity and the outlook for 2002. The associated slideshow will be available at approximately 8 a.m. (MDT) on Wednesday, August 8 on our website at www.westportresourcescorp.com.

Westport is an independent energy company engaged in oil and natural gas exploitation, acquisition and exploration activities primarily in the Gulf of Mexico, the Rocky Mountains, Permian/Mid-Continent and the Gulf Coast.

Contact information:  Lon McCain at (303) 573-5404.

This material includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, guidance or other statements other than statements of historical fact, are forward-looking statements. These statements are based upon assumptions that are subject to change and to other risks, especially volatility in oil or gas prices, and lately availability of services and supplies. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Certain risks and uncertainties inherent in the Company's business are set forth in the filings of the Company with the Securities and Exchange Commission. Estimates of future financial or operating performance, provided by the Company, are based on existing market conditions and engineering and geologic information available at this time. Actual financial and operating performance may be higher or lower. Future performance is dependent upon oil and gas prices, exploratory and development drilling results, engineering and geologic information and changes in market conditions.

INVESTOR NOTICES

This press release includes "forward-looking statements" as defined by the Securities and Exchange Commission. Such statements are those concerning Westport's and the combined company's merger and strategic plans, expectations and objectives for future operations. All statements included in this press release that address activities, events or developments that Westport expects, believes or anticipates will or may occur in the future are forward-looking statements. This includes completion of the proposed merger, reserve estimates, production, cash flow and EBITDAX estimates, future financial performance and other matters. These statements are based on certain assumptions made by Westport based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Westport. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services,


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environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Investors and security holders are urged to read the proxy statement/prospectus that is included in the Registration Statement on Form S-4 filed by Westport and Belco with the SEC in connection with the proposed merger. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Westport and Belco with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and such other documents relating to Westport may also be obtained for free from Westport by directing such request to: Westport Resources Corporation, 410 Seventeenth Street, Suite 2300, Denver, CO 80202-4436, Attention: Investor Relations; telephone: (303) 573-5404; e-mail: lmccain@westportog.com.

Westport, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Westport's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in the Registration Statement on Form S-4.